Real Estate Management Services Group, LLC Code of Ethics

Introduction

This is the Code of Ethics (the “Code”) of Real Estate Management Services Group, LLC (the “Company”). The Company’s Policies on Insider Trading and Personal Securities Transactions are included in the Code.

General Principles

The Company is a fiduciary for its investment advisory clients. Because of this fiduciary relationship, it is generally improper for the Company or its employees to:

•	use for their own benefit (or the benefit of anyone other than the client) information about the Company’s trading or recommendations for client accounts; or

•	take advantage of investment opportunities that would otherwise be available for the Company’s clients.

Also, as a matter of business policy, the Company wants to avoid even the appearance that the Company, its employees or others receive any improper benefit from information about client trading or accounts or from our relationships with our clients or with the brokerage community.

The Company expects all employees to comply with the spirit of the Code, as well as the specific rules contained in the Code.

The Company treats violations of this Code (including violations of the spirit of the Code) very seriously. If you violate either the letter or the spirit of this Code, the Company may take disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating your employment, or any combination of the foregoing.

Improper trading activity can constitute a violation of this Code. Nevertheless, you can also violate this Code by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts.

These terms have special meanings in this Code of Ethics:

Supervised Person -This term includes directors, officers, and partners of the Company, as well as any other person occupying a similar status or performing similar functions. The Company may also include in this category temporary workers, consultants, independent contractors and anyone else designated by the Chief Compliance Officer. For purposes of the Code, such ‘outside individuals’ will generally only be included in the definition of a supervised person if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The Chief Compliance Officer shall make the final determination as to which of these are considered supervised persons.

Access Person -An Access Person is (i) one who has access to nonpublic information regarding any client’s purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic, (ii) each member of the Family/Household (as defined below) of such person that is directly employed by the Company, and (iii) each person to whom such person contributes support.

Associated Person -For purposes of this Code, all Supervised Persons and Access Persons are collectively referred to as ‘Associated Persons’.

Advisory Client -Any person to whom or entity to which the Company serves as an investment adviser, renders investment advice to or makes any investment decisions for a fee is considered to be a client.

Beneficial Ownership -means any opportunity, directly or indirectly, to profit or share in the profit from any transaction in securities. Beneficial Ownership is a very broad concept.

Chief Compliance Officer -means person named by REMS Group, LLC as Chief Compliance Officer or another person that has been designated to perform the functions of Chief Compliance Officer when the named Chief Compliance Officer is not available. For purposes of reviewing the Chief Compliance Officer’s own transactions and reports under this Code, the functions of the Chief Compliance Officer are performed by an executive officer of the Company, or alternate staff member, and shall be clearly denoted in the Company’s compliance files.

Covered Securities -means anything that is considered a “security” under the Investment Company Act of 1940, except:

•	Direct obligations of the U.S. Government.

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt obligations, including repurchase agreements.

•	Shares of open-end investment companies that are registered under the Investment Company Act (mutual funds). Note: transactions in the Fund are required to be reported.

This is a very broad definition of security. It includes most kinds of investment instruments, including things that you might not ordinarily think of as “securities,” such as:

•	exchange traded funds;

•	options on securities, indexes and currencies;

•	investments in all kinds of limited partnerships;

•	investments in foreign unit trusts and foreign mutual funds; and

•	investments in private investment funds and hedge funds.

If you have any question or doubt about whether an investment is a considered a security or a Covered Security under this Code, ask the Chief Compliance Officer.

Non-Reportable Securities -Specifically exempt from the definition of Covered Securities are: treasury securities; bank certificates of deposits, commercial paper, etc.; money market fund shares; shares of open-end mutual funds that are not advised or sub-advised by the Company; and units of a unit investment trust if the UIT is invested exclusively in unaffiliated mutual funds.

Members of your Family/Household include:

•	Your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support).

•	Your children under the age of 18.

•	Your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support).

•

Any of the people who live in your household: your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law, and sisters-in-law, including adoptive relationships.

Comment -There are several reasons why this Code covers transactions in which members of your Family/Household have Beneficial Ownership. First, the SEC regards any benefit to a person that you help support financially as indirectly benefiting you, because it could reduce the amount that you might otherwise contribute to that person’s support. Second, members of your household could, in some circumstances, learn of information regarding the Company’s trading or recommendations for client accounts, and they must not be allowed to benefit from that information.

Guidelines for Professional Standards

•

All Associated Persons must at all times reflect the professional standards expected of those engaged in the investment advisory business, and shall act within the spirit and the letter of the federal, state and local laws and regulations pertaining to investment advisers and the general conduct of business. These standards require all personnel to be judicious, accurate, objective, and reasonable in dealing with both clients and other parties so that their personal integrity is unquestionable.

•

All Associated Persons are required to report any violation of the Code, by any person, to the Chief Compliance Officer or other appropriate person of the Company immediately. Such reports will be held in confidence.

•

Associated persons must place the interests of Advisory Clients first. All Associated Persons must scrupulously avoid serving their own personal interests ahead of the interests of the Company’s Advisory Clients. In addition, Associated Persons must work diligently to ensure that no client is preferred over any other client.

•

All Associated Persons are naturally prohibited from engaging in any practice that defrauds or misleads any client or the Mutual Fund, or engaging in any manipulative or deceitful practice with respect to clients or securities or the Mutual Fund, employing any device, scheme or artifice to defraud the Mutual Fund or making any untrue statement of a material fact to the Mutual Fund or omitting to state a material fact necessary in order to make the statements made to the Mutual Fund, in light of the circumstances under which they are made, not misleading.

•	No Associated Person may serve on the board of directors of any publicly traded company without prior written permission by the Chief Compliance Officer, or other appropriate personnel.

•

Associated persons must conduct all personal securities transactions in full compliance with this Code. Doubtful situations always should be resolved in favor of Advisory Clients and in cooperation with the Chief Compliance Officer. Technical compliance with the Code’s provisions shall not automatically insulate from scrutiny any securities transactions or actions that could indicate a violation of the Company’s fiduciary duties.

•

Personal transactions in securities by Associated Persons must be accomplished to avoid even the appearance of a conflict of interest on the part of such personnel with the interests of the Company’s clients. Likewise, Associated Persons must avoid actions or activities that allow (or appear to allow) a person to profit or benefit from his or her position with the Company at the expense of clients, or that otherwise bring into question the person’s independence or judgment.

•

The Company has adopted Insider Trading Policies, which set parameters for the establishment, maintenance, and enforcement of policies and procedures to detect and prevent the misuse of material non-public information.

•

Associated persons are prohibited from accepting compensation for services from outside sources without the specific prior written permission of the Chief Compliance Officer or other appropriate personnel.

•

When any Associated Person faces a conflict or potential conflict between their personal interest and the interests of clients, they are required to immediately report the conflict to the Chief Compliance Officer for instruction regarding how to proceed.

•

The recommendations and actions of the Company are confidential and private matters. Accordingly, we have adopted a Privacy Policy to prohibit the transmission, distribution, or communication of any information regarding securities transactions in client accounts or other non-public information, except to broker/dealers or other bona fide service providers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including internal reports and recommendations) may be transmitted, distributed, or communicated to anyone who is not affiliated with the Company, without the prior written approval of the Chief Compliance Officer.

•

No employee may accept or receive on their own behalf or on behalf of the Company any gift or other accommodation, which has a value in excess of $100.00 from any vendor, broker, securities sales representative, client, or prospective client (a “business contact”) -per business contact per year. All gifts or other accommodation, which have a value in excess of $100.00 received by Associated Persons or their Family/Household from a business contact, must be immediately reported to the Chief Compliance Officer.

•

No employees may give on their own behalf or on behalf of the Company any gift or other accommodation to a business contact, which has a value in excess of $100.00, without prior written approval from the Chief Compliance Officer.

These policies on gift receipt/giving are not intended to prohibit normal business entertainment or customary meals.

Personal Trading Policies

General Information The following policies and procedures apply to all accounts owned or controlled by an Associated Person, those accounts owned or controlled by members of the Associated Person’s immediate family, including any relative by blood or marriage living in the same household, and any account in which the Associated Person has any beneficial interest, such as a trust account, certain investment pools in which you might participate, and certain accounts that others may be managing for you. These accounts are collectively referred to as “covered accounts.” Any account in question should be addressed with the Chief Compliance Officer immediately to determine if it is a covered account.

Reporting Requirements You must file the reports described below, even if you have no holdings, transactions, or accounts to list in the reports.

Copies of all reporting forms may be obtained from the Chief Compliance Officer.

1.	Initial Holdings Reports.

No later than 10 calendar days after you become an employee (or within 10 days of the adoption of this Code if you were already an employee at the time of its adoption), you must file an Initial Holdings Report with the Chief Compliance Officer.

The Initial Holdings Report requires you to list all brokerage accounts and securities owned or controlled by you, or members of your Family/Household. It also requires you to list all brokers, dealers and banks where you maintained an account in which any security (not just Covered Securities) is held for the direct or indirect benefit of you or a member of your Family/Household on the date you became an employee (or on the date this Code was adopted, if you were already an employee on such date).

Each Associated Person shall instruct the broker of record for the covered account(s) to send duplicate confirmations and brokerage statements to the Company, c/o the Chief Compliance Officer. Each Associated Person must notify the Chief Compliance Officer of any updates or changes to his or her covered accounts within 10 days of such update or change.

The Initial Holdings Report also requires you to confirm that you have read and understand this Code, that you understand that it applies to you and members of your Family/Household.

2.	Quarterly Transaction Reports.

No later than 30 calendar days after the end of March, June, September, and December each year, you must file a Quarterly Transaction Report with the Chief Compliance Officer.

The Quarterly Transaction Report requires you to list all transactions during the most recent calendar quarter in Covered Securities in which you (or a member of your Family/Household) had Beneficial Ownership. It also requires you to list all brokers, dealers, and banks where you or a member of your Family/Household has established an account in which any security (not just Covered Securities) are held during the quarter for the direct or indirect benefit of you or a member of your Family/Household. This requirement is satisfied by instructing the custodian for these accounts to send duplicate confirmations and brokerage account statements for the covered accounts to the Company, c/o the Chief Compliance Officer. Alternatively, you may submit this information on a separate Form provided all required information is included in the report.

3.	Annual Holdings Reports.

By January 31 of each year, you must file an Annual Holdings Report with the Chief Compliance Officer.

The Annual Holdings Report requires you to list all Covered Securities in which you (or a member of your Family/Household) had Beneficial Ownership as of December 31 of the prior year. It also requires you to list all brokers, dealers, and banks where you or a member of your Family/Household maintained an account in which any security (not just Covered Securities) is held for the direct or indirect benefit of you or a member of your Family/Household on December 31 of the prior year. You may satisfy this requirement by providing duplicate copies of account statements as described in Section 2 above.

The Annual Holdings Report also requires you to confirm that you have read and understand this Code, have complied with its requirements, and that you understand that it applies to you and members of your Family/Household.

Review and Recordkeeping

a)	The Chief Compliance Officer shall review and compare all reported transactions with:

i.	the transactions of the Access Person indicated on his or her confirmations and account statements; and

ii.	the transactions of clients of the Company.

b)	If the Chief Compliance Officer suspects that an Access Person has violated these Procedures, he or she shall investigate the alleged violation, and, as a part of that investigation, allow the Access Person an opportunity to explain why the violation occurred or did not occur.

c)	If the Chief Compliance Officer concludes that an Access Person has violated these Procedures, he or she shall submit a report of such violation, his or her investigation of such violation, and his or her recommendation on what steps should be taken to address such violation, including recommending sanctions against the violator to the chief executive officer of the Investment Adviser.

d)	After reviewing the report of the Chief Compliance Officer and any other relevant information, the chief executive officer and/or other officers designated to review violations of these Procedures, shall as he or she deems appropriate, impose a sanction on the violator, which may include a letter of censure, fine, forfeiture of profits, suspension, and/or termination of employment.

e)	All material violations of this Code and any sanctions imposed with respect thereto shall be reported periodically to the board of directors of the Fund.

The Company reserves the right to require the employee to reverse, cancel or freeze, at the employee’s expense, any transaction or position in a specific security if the Company believes the transaction or position violates its policies or appears improper. The Company will keep all such information confidential except as required to enforce this policy or to participate in any investigation concerning violations of applicable law.

Exemptions from Reporting

(1) Non-reportable securities Rule 204A-1 specifically excludes the following from the definition of Covered Securities:

•	Direct Obligations of the US Treasury

•	Bankers’ acceptance, Certificates of deposit, commercial paper, and the like

•	Money market fund shares

•	Shares of open end mutual funds, as long as the Company nor any affiliate serves as the adviser or sub-adviser to the fund

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by the Company.

•	(2) Prohibited and Restricted Transactions

•

Neither you nor any member of your Family/Household may acquire any Beneficial Ownership in any security (not just Covered Securities) in an initial public offering without first seeking written approval from the Chief Compliance Officer.

•

Purchases and sales of restricted securities issued by public companies are generally prohibited, unless the Chief Compliance Officer determines that the contemplated transaction will raise no actual, potential, or apparent conflict of interest.

•

Any Associated Person wishing to purchase or sell a security obtained through a private placement, including purchase of any interest in a hedge fund, must first seek approval by the Chief Compliance Officer. In addition, if an Associated Person who owns a security in a private company knows that the company is about to engage in an IPO, she/he must disclose this information to the Chief Compliance Officer.

Case-by-Case Exemptions:

Because no written policy can provide for every possible contingency, the Chief Compliance Officer may consider granting additional exemptions from the Prohibitions on Trading on a case-by-case basis. Any request for such consideration must be submitted by the covered person in writing to the Chief Compliance Officer. Exceptions will only be granted in those cases in which the Chief Compliance Officer determines that granting the request will create no actual, potential, or apparent conflict of interest.

Pre-clearance:

With respect to real estate related securities and transactions of Fund shares, you and members of your Family/Household are prohibited from engaging in any transaction for any account in which you or a member of your Family/Household has any Beneficial Ownership, unless you obtain, in advance of the transaction, pre-clearance for that transaction. Pre-clearance is obtained by first completing and signing the Pre Clearance Form. (A copy of the Pre-Clearance Form can be obtained from the Chief Compliance Officer.) The Pre-Clearance Form is then submitted to the Chief Compliance Officer for pre-clearance. Reasons supporting the acquisition of any limited offering or IPO must be stated in the Pre-Clearance form.

If pre-clearance is obtained, the approval is valid for the day on which it is granted and the immediately following business day. The Chief Compliance Officer may revoke a pre-clearance any time after it is granted and before you execute the transaction. The Chief Compliance Officer may deny or revoke pre-clearance for any reason. In no event will pre-clearance be granted for any Covered Security if the Company has a buy or sell order pending for that same security or a closely related security (such as an option relating to that security, or a related convertible or exchangeable security).

The pre-clearance requirements do not apply to the following categories of transactions:

•	Transactions in Covered Securities issued or guaranteed by any national government, that is a member of the Organization for Economic Cooperation and Development, or any agency, or authority thereof.

•

Transactions that occur by operation of law or under any other circumstance in which neither you nor any member of your Family/Household exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion.

•	Purchases of Covered Securities pursuant to an automatic dividend reinvestment plan.

•

Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of Covered Securities held by you (or Family/Household member) and received by you (or Family/Household member) from the issuer.

NOTE: Because they are not included within the definition of Covered Security (as set forth in the Definitions Section), investments in direct obligations of the U.S. Government, bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt obligations (including repurchase agreements) and shares of registered mutual funds are also not subject to the pre-clearance requirements with the exception of the Fund.

Blackout Period:

The blackout period described below applies to employees of the Company who are most likely to have access to information about which securities will be purchased or sold on behalf of client accounts. It is designed to prevent front running and various other activities that create conflicts with the interests of clients.

No Access Person (including any member of the Family/Household of such Access Person) may purchase or sell any Covered Security within the two calendar days immediately before or after a calendar day on which any client account managed by the Company purchases or sells that Covered Security (or any closely related security, such as an option or a related convertible or exchangeable security), unless the Access Person had no actual knowledge that the Covered Security (or any closely related security) was being considered for purchase or sale or was in fact purchased or sold for any client account. Note that the total blackout period is 5 days (the day of the client trade, plus two days before and two days after).

NOTE: It sometimes happens that an Access Person who is responsible for making recommendations or final investment decisions for client accounts determines - within the two calendar days after the day he or she (or a member of his or her Family/Household) has purchased or sold for his or her own account a Covered Security that was not, to the Access Person’s knowledge, then under consideration for purchase by any client account - that it would be desirable for client accounts as to which the Access Person is responsible for making recommendations or investment decisions to purchase or sell the same Covered Security (or a closely related security). In this situation, the Access Person MUST put the clients’ interests first and promptly make the recommendation or investment decision in the clients’ interest, rather than delaying the decision for clients until after the third day following the day of the transaction for the Access Person’s (or Family/Household member’s) own account to avoid conflict with the blackout provisions of this Code.

The Company recognizes that certain situations may occur entirely in good faith and will not take disciplinary measures in such instances if it appears that the Access Person acted in good faith and in the best interests of the Company’s clients. The above notes are not intended to specify instances of compliance and non-compliance with the Blackout Period restrictions, but rather are provided for clarification purposes to help ensure that any apparent or real conflicts that may arise between compliance with the Blackout Period and the pursuit of clients’ interests are always resolved in favor of the clients’ interests.

The blackout requirements do not apply to the following categories of transactions:

•

Transactions that occur by operation of law or under any other circumstance in which neither the Access Person nor any member of his or her Family/Household exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion.

•	Purchases of Covered Securities pursuant to an automatic dividend reinvestment plan.

•

Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of Covered Securities held by the Access Person (or Family/Household member) and received by the Access Person (or Family/Household member) from the issuer.

Insider Trading

The purpose of these policies and procedures (the “Insider Trading Policies”) is to educate our Associated Persons regarding insider trading, and to detect and prevent insider trading by any person associated with the Company. The term “insider trading” is not defined in the securities laws, but generally, it refers to the use of material, non-public information to trade in securities or the communication of material, non-public information to others.

Prohibited Activities All Associated Persons of the Company, including contract, temporary, or part-time personnel, or any other person associated with the Company are prohibited from the following activities:

(a) trading or recommending trading in securities for any account (personal or client) while in possession of material, non-public information about the issuer of the securities; or

(b) communicating material, non-public information about the issuer of any securities to any other person.

The activities described above are not only violations of these Insider Trading Policies, but also may be violations of applicable law.

Reporting of Material, Non-Public Information Any Associated Person who possesses or believes that she/he may possess material, non-public information about any issuer of securities must report the matter immediately to the Chief Compliance Officer. The Chief Compliance Officer will review the matter and provide further instructions regarding appropriate handling of the information to the reporting individual.

Definitions

Material Information. “Material information” generally includes:

•	any information that a reasonable investor would likely consider important in making his or her investment decision; or

•	any information that is reasonably certain to have a substantial effect on the price of a company’s securities.

Examples of material information include the following: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Non-Public Information. Information is “non-public” until it has been effectively communicated to the market and the market has had time to “absorb” the information. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation would be considered public.

Insider Trading. While the law concerning “insider trading” is not static, it generally prohibits: (1) trading by an insider while in possession of material, non-public information; (2) trading by non-insiders while in possession of material, non-public information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; and (3) communicating material, non-public information to others.

Insiders. The concept of “insider” is broad, and includes all employees of a company. In addition, any person may be a temporary insider if she/he enters into a special, confidential relationship with a company in the conduct of a company’s affairs and as a result has access to information solely for the company’s purposes. Any person associated with the Adviser may become a temporary insider for a company it advises or for which it performs other services. Temporary insiders may also include the following: a company’s attorneys, accountants, consultants, bank lending officers and the employees of such organizations.

Penalties for Insider Trading The legal consequences for trading on or communicating material, non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he/she does not personally benefit from the violation. Penalties may include:

•	civil injunctions

•	jail sentences

•	revocation of applicable securities-related registrations and licenses

•	fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

•	fines for the employee or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, the Company’s management will impose serious sanctions on any person who violates the Insider Trading Policies. These sanctions may include suspension or dismissal of the person or persons involved.

Sanctions

All disciplinary responses to violations of the Code shall be administered by the Chief Compliance Officer, subject to approval by the Managing Director of the Company. Determinations regarding appropriate disciplinary responses will be administered on a case-by-case basis.

Certification

Upon the Company’s adoption of this Code and annually thereafter, all Associated Persons are required to certify in writing his or her understanding and continuing acceptance of, as well as agreement to abide by, the guidelines and polices set forth herein. Additionally, any change or modification to the Code will be distributed to all Associated Persons and they will be required to certify in writing their receipt, understanding, and acceptance of the change(s).

In addition to the above code of ethics, REMS Group, LLC has also adopted the Code of Ethics for the Fund and will comply with all provisions of said code.